Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange Act
                                     of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976

The following slides will be used by Mesa Air Group, Inc., in connection with certain presentations to investors:

[LOGO]

                                 Mesa Air Group
                                       and
                             Atlantic Coast Airlines

                              Creating the Leading
                                Regional Airline

                                 October 7, 2003

[LOGO]

                            Forward Looking Statement
--------------------------------------------------------------------------------

This presentation contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although Mesa Air Group (the company) believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.

[LOGO]

                               Why We Are Here Today
--------------------------------------------------------------------------------

o ACA has an attractive franchise providing regional aircraft service to United and Delta

o ACA intends to abandon its successful regional airline model in favor of recreating itself as a low fare carrier

o Mesa, after completing the merger, aims to reaffirm ACA's commitment to long-term code share relationships with major airlines serving hub networks

o Both sets of shareholders will benefit from consistent earnings growth derived through the continuation of Mesa and ACA's core businesses

o     New combined entity will become the leading regional airline

[LOGO]

                     A Focus on Core Business Creates Value
--------------------------------------------------------------------------------

Stock Price Performance Since March 1, 2003

7/2/03: ACA announces failure to reach agreement with United

7/28/03: ACA announces change of strategy

MESA
10/03/03    +235%

ACA
10/03/03     +43%

   [The following table was depicted as a line chart in the printed material.]

 Share Price Data                  Index
-----------------            -------------------
   Date                       Mesa       ACAI
-----------------            -------------------
03-Oct-2003                   335%       143%
02-Oct-2003                   311%       141%
01-Oct-2003                   299%       136%
30-Sep-2003                   297%       135%
29-Sep-2003                   297%       137%
26-Sep-2003                   287%       131%
25-Sep-2003                   303%       135%
24-Sep-2003                   317%       145%
23-Sep-2003                   340%       147%
22-Sep-2003                   326%       141%
19-Sep-2003                   312%       143%
18-Sep-2003                   318%       147%
17-Sep-2003                   319%       146%
16-Sep-2003                   329%       146%
15-Sep-2003                   323%       142%
12-Sep-2003                   327%       144%
11-Sep-2003                   319%       142%
10-Sep-2003                   323%       132%
09-Sep-2003                   338%       132%
08-Sep-2003                   352%       133%
05-Sep-2003                   322%       138%
04-Sep-2003                   323%       137%
03-Sep-2003                   329%       139%
02-Sep-2003                   319%       131%
29-Aug-2003                   317%       127%
28-Aug-2003                   300%       126%
27-Aug-2003                   289%       125%
26-Aug-2003                   275%       127%
25-Aug-2003                   268%       123%
22-Aug-2003                   277%       128%
21-Aug-2003                   284%       130%
20-Aug-2003                   293%       131%
19-Aug-2003                   304%       131%
18-Aug-2003                   293%       128%
15-Aug-2003                   290%       132%
14-Aug-2003                   291%       129%
13-Aug-2003                   270%       130%
12-Aug-2003                   270%       132%
11-Aug-2003                   262%       135%
08-Aug-2003                   253%       129%
07-Aug-2003                   248%       120%
06-Aug-2003                   250%       119%
05-Aug-2003                   259%       116%
04-Aug-2003                   266%       117%
01-Aug-2003                   280%       120%
31-Jul-2003                   285%       120%
30-Jul-2003                   282%       117%
29-Jul-2003                   267%       111%
28-Jul-2003                   272%       128%
25-Jul-2003                   262%       169%
24-Jul-2003                   260%       171%
23-Jul-2003                   268%       159%
22-Jul-2003                   253%       164%
21-Jul-2003                   250%       159%
18-Jul-2003                   265%       153%
17-Jul-2003                   257%       151%
16-Jul-2003                   271%       162%
15-Jul-2003                   262%       166%
14-Jul-2003                   267%       171%
11-Jul-2003                   269%       165%
10-Jul-2003                   264%       164%
09-Jul-2003                   268%       173%
08-Jul-2003                   271%       167%
07-Jul-2003                   255%       164%
03-Jul-2003                   241%       157%
02-Jul-2003                   245%       153%
01-Jul-2003                   225%       177%
30-Jun-2003                   212%       212%
27-Jun-2003                   209%       204%
26-Jun-2003                   208%       206%
25-Jun-2003                   204%       187%
24-Jun-2003                   198%       185%
23-Jun-2003                   192%       180%
20-Jun-2003                   193%       185%
19-Jun-2003                   191%       177%
18-Jun-2003                   181%       177%
17-Jun-2003                   173%       175%
16-Jun-2003                   171%       172%
13-Jun-2003                   172%       170%
12-Jun-2003                   173%       176%
11-Jun-2003                   169%       167%
10-Jun-2003                   183%       166%
09-Jun-2003                   180%       152%
06-Jun-2003                   181%       160%
05-Jun-2003                   171%       169%
04-Jun-2003                   172%       165%
03-Jun-2003                   162%       159%
02-Jun-2003                   167%       154%
30-May-2003                   165%       150%
29-May-2003                   165%       145%
28-May-2003                   161%       151%
27-May-2003                   165%       154%
23-May-2003                   161%       153%
22-May-2003                   154%       156%
21-May-2003                   149%       152%
20-May-2003                   143%       155%
19-May-2003                   143%       157%
16-May-2003                   147%       159%
15-May-2003                   166%       163%
14-May-2003                   167%       153%
13-May-2003                   174%       157%
12-May-2003                   175%       156%
09-May-2003                   165%       154%
08-May-2003                   166%       143%
07-May-2003                   167%       145%
06-May-2003                   176%       155%
05-May-2003                   169%       152%
02-May-2003                   171%       156%
01-May-2003                   158%       140%
30-Apr-2003                   143%       133%
29-Apr-2003                   134%       116%
28-Apr-2003                   136%       116%
25-Apr-2003                   131%       111%
24-Apr-2003                   131%       113%
23-Apr-2003                   133%       114%
22-Apr-2003                   130%       114%
21-Apr-2003                   127%       114%
17-Apr-2003                   131%       120%
16-Apr-2003                   121%       108%
15-Apr-2003                   127%       104%
14-Apr-2003                   127%       101%
11-Apr-2003                   127%       103%
10-Apr-2003                   126%       111%
09-Apr-2003                   131%       115%
08-Apr-2003                   120%       113%
07-Apr-2003                   137%       116%
04-Apr-2003                   135%       109%
03-Apr-2003                   136%       108%
02-Apr-2003                   141%       111%
01-Apr-2003                   142%       106%
31-Mar-2003                   133%        99%
28-Mar-2003                   125%       100%
27-Mar-2003                   125%       101%
26-Mar-2003                   129%       108%
25-Mar-2003                   122%       108%
24-Mar-2003                   107%       105%
21-Mar-2003                   116%       115%
20-Mar-2003                   101%       102%
19-Mar-2003                   103%       103%
18-Mar-2003                    95%       102%
17-Mar-2003                    94%        98%
14-Mar-2003                    84%        93%
13-Mar-2003                    80%        91%
12-Mar-2003                    82%        88%
11-Mar-2003                    83%        87%
10-Mar-2003                    84%        90%
07-Mar-2003                    82%        96%
06-Mar-2003                    85%        95%
05-Mar-2003                    89%        98%
04-Mar-2003                    92%        95%
03-Mar-2003                    97%       103%
28-Feb-2003                   100%       100%


----------
Source: Factset as of October 3, 2003. Daily closing prices.

[LOGO]

                 An Attractive Opportunity for ACA Shareholders
--------------------------------------------------------------------------------

o 0.90 Mesa shares for each share of ACA. Represents $11.30 per share as of October 3, 2003

o     All stock proposal to ACA and its shareholders

o     Tax free to ACA shareholders

o     Shareholders of each company will own roughly 50% of the combined company

o     25% premium over October 3, 2003 closing stock price

o     35% premium over the average closing price of ACA since July 28(1)

o Receive shares in a fast-growing company committed to the regional carrier business

o ACA shareholders will share in the upside of the combined companies' renewed focus on revenue guarantee relationships

o     Lower risk and diversification of partnerships for ACA shareholders

----------
(1) July 28, 2003, day of ACA change of strategy announcement; closing price $8.09; average price through October 3rd, 2003 $8.32.

[LOGO]

          Attractively Priced Transaction for Both Sets of Shareholders
--------------------------------------------------------------------------------
(US Dollars in Millions)

                                                      Mesa             ACA
                                                 --------------   --------------
Share Price (10/3/03)                                $12.55           $9.02
   At 0.9x exchange ratio                              --             $11.30
Premium to Current Price                               --              25%

2004E Revenue(1)                                      $975             $900

2004E Operating Income(1)                          $68 - $88        $63 - $81
   Margin                                           7% - 9%          7% - 9%

2004E EPS(1)                                     $1.00 - $1.20    $0.95 - $1.05

2004E P/E Multiple                               10.5x - 12.6x    10.8x - 11.9x
                                                 --------------   --------------

                        Attractive All Stock Transaction

----------
(1) 2004 estimates based on Wall Street research. Mesa estimates adjusted for incremental US & UAL regional jets. ACA estimates based on Wall Street research preceding announcement of change in corporate strategy.

[LOGO]

                       Creating the Leading Regional Airline

                        Well Positioned for Continued Growth
--------------------------------------------------------------------------------

o Reinforces the combined companies' position as a leading code share partner to United, US Airways, Delta and America West

o     Forms the number one independent regional carrier in the US

      -     300 aircraft serving 1,800 daily departures

      -     Full geographic coverage of US, serving 250 destinations

      -     A team of over 8,000 employees

o Combination will form a more attractive partner committed to our core business model

[LOGO]

                      Creating the Leading Regional Airline

                      Well Positioned for Continued Growth
--------------------------------------------------------------------------------
(US Dollars in Millions)

                                                                       Pro Forma
                                                         Mesa   ACA    Combined
                                                         ----   ----   ---------
2004E Revenue (1)                                        $975   $900      $1,875
2004E Operating Income (2)                                $78    $72        $150

Regional Jets                                              97    118         215
Turboprops                                                 54     28          82
                                                         ----   ----   ---------
   Total                                                  151    146         297

                               FY '04            FY '03
                              % Revenue         % Revenue       % Revenue (3)
                          -----------------    -----------    -----------------
Primary Customers         America West   35%   Delta    20%   America West   18%
                             United      15%   United   80%      Delta       10%
                           US Airways    50%                     United      46%
                                                               US Airways    26%

----------
(1) 2004E Revenue based on Wall Street research estimates and incremental US and UAL regional jets for Mesa.

(2) Based on midpoint operating margin of 8%; based on Wall Street research, adjusted for incremental US and UAL regional jets for Mesa.

(3)% Revenue on a Pro Forma combined basis is calculated as a weighted average using 2004E Revenue and 2003E Revenue for Mesa and ACA, respectively.

[LOGO]

                          Meaningful Synergy Potential

                     Mesa: The Lowest Cost Regional Operator
--------------------------------------------------------------------------------

   [The following table was depicted as a bar chart in the printed material.]

                                                                       2003
                                                       2002       First 6 Months
                                                   ------------   --------------
                                                       Cost per ASM (cents)

Mesa                                               13.8 (cents)    12.4 (cents)
ACA                                                15.5 (cents)    17.2 (cents)
Potential Synergy                                    $74mm(1)       $215mm(2)

                         Potential Synergy @15.5(cents)
                         ------------------------------
                              $137mm(2) annualized

----------
(1) Based on ACA's 4.345 billion ASMs for fiscal 2002 as reported in their Form 10-K dated December 31, 2002.

(2) Based on ACA's 2.236 billion ASMs for the first six months of fiscal 2003 as reported in their Form 10-Q dated June 30, 2003.

[LOGO]

                          Meaningful Synergy Potential

                      Substantial Incremental Accretion to
                         Both Mesa and ACA Shareholders
--------------------------------------------------------------------------------

o     Increased operational efficiency, flexibility and rationalization

o Ability to provide lower cost to strategic partners and garner additional business

o     Synergies lead to enhanced value for both shareholders:

 Illustrative
    Pretax               2004 EPS            % of Combined            % of Mesa
Synergies (mm)          Impact (1)           2004 Revenue             2004 EPS
--------------          ----------           -------------            ---------
           $10               $0.07                     0.5%                   6%
           $20               $0.14                     1.1%                  13%
           $30               $0.21                     1.6%                  19%
           $40               $0.29                     2.1%                  26%

----------
(1) Assumes 84 million diluted pro forma shares outstanding and an illustrative 40% tax rate.

[LOGO]

                Combination is Well Capitalized for Future Growth

             June 2003 Pro Forma Balance Sheet (100% Stock at 0.90x)
--------------------------------------------------------------------------------
(US Dollars in Millions)

                                                                    Pro Forma
                                                   Mesa     ACA     Combined
                                                   ----    -----    ---------
Cash and Equivalents                               $154     $221         $375(1)

Total Debt                                          211      118          329

Capitalized Operating Leases (2)                    764      935        1,699
                                                   ----    -----    ---------

Adj. Total Debt                                     975    1,053        2,028

Shareholders Equity                                 105      324          620(3)

Market Value of Equity (4)                          415      515          930

--------------------------------------------------------------------------------
Adj. Net Debt / LTM EBITDAR (5)                     5.3x     3.3x         4.1x
Adj. Net Debt / Adj. Total Cap.                      76%      60%          62%
Adj. Net Debt / Adj. Market Cap. (6)                 59%      53%          56%
--------------------------------------------------------------------------------

----------
(1)   Excludes transaction expenses.

(2)   Based on 7x 2002A rent expense.

(3)   Includes impact of purchase accounting for the acquisition.

(4)   As of October 3, 2003.

(5) LTM EBITDAR is $154 million and $251 million for Mesa and ACA, respectively.

(6)   Represents market value of equity plus net book value of debt.

[LOGO]

                    Mesa: A Rapidly Growing Regional Airline

   [The following table was depicted as a bar chart in the printed material.]

                                    Revenues

                            1998  1999  2000  2001  2002  2003 (est)  2004 (est)
                            ----  ----  ----  ----  ----  ----------  ----------
                                                   ($MM)

First Call consensus         495   405   471   523   496     600         910
US and UAL incremental RJs                                                70

[LOGO]

                     With Consistent Earnings Growth Record

   [The following table was depicted as a bar chart in the printed material.]

                                    Earnings

                            1998  1999  2000  2001  2002  2003 (est)  2004 (est)
                            ----  ----  ----  ----  ----  ----------  ----------
                                                   ($MM)

First Call consensus         -16    10    17    15    17      20           32
US and UAL incremental RJs                                                3.4

[LOGO]

                     Committed to Future Regional Jet Growth

     [The following table was depicted as a chart in the printed material.]

Year    ASM'S (Millions)   Regional Jets
-----   ----------------   -------------
2003               4,463              96   29%
2004*              7,246             144   61%
2005*              9,594             157   32%

RJ Fleet
   50 seat   75    99    99
   70 seat   15    15    20
   90 seat    6    30    38
             --   ---   ---
Total        96   144   157

Note: excludes additional US CRJ-700s

     [The following table was depicted as a chart in the printed material.]

Year    ASM'S (Millions)   Regional Jets
-----   ----------------   -------------
2003               4,463              96   29%
2004*              7,816             163   74%
2005*             11,260             182   44%

RJ Fleet
   50 seat   75    99    99
   70 seat   15    34    45
   90 seat    6    30    38
             --   ---   ---
Total        96   163   182

Note: includes additional US CRJ-700s

[LOGO]

                 Regional Carriers - Consistent, Stable Margins
                      Through Revenue Guarantee Agreements

   [The following table was depicted as a line chart in the printed material.]


                             Pretax Operating Margin

                  1998     1999      2000      2001      2002      2003
                 ------   ------    ------    ------    ------    ------
Atlantic Coast     17.8%    13.7%     11.4%     13.7%     11.7%     10.4%
Mesa               -5.0%     3.8%      5.9%      4.3%      5.6%      4.8%
jetBlue                              -20.6%      7.2%     14.9%     12.0%
AirTran            -9.3%   -18.5%      7.6%      3.1%      1.3%      5.6%
ATA Holdings        7.3%     6.9%     -1.5%     -3.3%     -8.2%     -0.6%
Frontier          -12.1%    11.4%     13.2%     18.7%      3.8%     -8.0%

Note: 2003 is for the respective periods ending June 30, 2003

[LOGO]

                         Mesa Has a Proven Track Record
--------------------------------------------------------------------------------

Current management took control of Mesa in late 1997 after the airline had lost its contract with United (approximately 50% of sales), had received contract termination notification from America West (approximately 20% of sales) and had less than six weeks of operating cash on hand. The new management team has successfully revitalized the company and in the process has:

o     Delivered consistent profitability - 19 out of 20 profitable quarters

o Increased revenue diversity - partnerships with United, US Airways, America West, and Midwest Express

o Established cost discipline - turning Mesa into the lowest cost producer in the industry

o Restructured the company's fleet - added 95 regional jets and eliminated over 125 turboprops

o Strengthened the balance sheet and improved liquidity - $170 million in cash; reduced debt by $125 million

o Fostered excellent labor and customer relations - new 4.5 year pilot contract; extended flight attendant contract

Mesa has the platform and experience to integrate ACA effectively and efficiently

[LOGO]

                             Summary and Next Steps
--------------------------------------------------------------------------------

o The merger represents a significant opportunity for both Mesa and ACA shareholders

o Mesa welcomes a dialogue with ACA's management, board, shareholders and all other stakeholders to reach a friendly agreement

o If ACA chooses not to enter into a dialogue, we are prepared to pursue this on an unsolicited basis and take our offer directly to ACA shareholders

Additional Information and Where to Find It

More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa have any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.